

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 19, 2017

Kenneth E. Hill
Chief Executive Officer
Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, TX 78746

> **Re:** **Victory Energy Corporation**
> **Proxy Statement on Form PREM14A**
> **Filed September 18, 2017**
> **File No. 2-76219-NY**

Dear Mr. Hill:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources